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                                                           UNITED STATES
                                                SECURITIES AND EXCHANGE COMMISSION
                                                      Washington, D.C. 20549

                                                             FORM 144
                                                         [GRAPHIC OMITTED]
                                               NOTICE OF PROPOSED SALE OF SECURITIES
                                      PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933]

ATTENTION:  Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.
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
1.  (a) Name Of Issuer  (Please type or print)                    (b) IRS Ident. No            (c) S.E.C. File No.

Orion HealthCorp, Inc.                                                 58-1597246                0000950144-06-003022

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1. (d) Address Of  Issuer              Street           City             State           Zip

805 Old Alabama Road   Suite 350                       Roswell          Georgia          30076

   (e)  Telephone No.

        (678) 832-1800
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2. (a) Name of person for whose account the    (b)  IRS Ident. No.  (c) Relationship to   (d) Address   Street  City   State   Zip
Securities are to be sold                                               Issuer

Needham Emerging Growth Partners, L.P.              13-3683490            None            445 Park Avenue      New York  NY    10022

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INSTRUCTION: The person fling this notice should contact the issuer to obtain the IRS Identification Number and S.E.C. File Number
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3. (a)            (b)                                          SEC USE ONLY     (c)              (d)
  Title of the    Name and address of Each Broker through     Broker-Dealer     Number of Shares  Aggregate
  class of        whom the Securities are to be Offered or     File Number      Or other Units    Market
  Securities      Each Market Maker                                             To be sold        Value
  To be sold      Who is acquiring the Securities                               (See instr.3(c)   (see instr. 3(d))

Class A Common    1. Needham & Company, LLC                                     124,000           $38,440
Stock             445 Park Avenue, New York, New York  10022


(e)               (f)              (g)
Number of shares   Approximate       Name of Each
Or other units     Date of sale      Securities
outstanding        (see instr.       Exchange
(see instr.3(e))    3(f))            (see instr. 3(g))
                   (Mo. Day. Yr.)

12,428,042          Beginning        N/A
                    4/18/06 and
                    continuing
                    thereafter.
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INSTRUCTIONS:
1.  (a) Name Of Issuer
    (b) Issuer's I.R.S. Identification Number
    (c) Issuer's S.E.C. file number, if any
    (d) Issuer's address, including zip code
    (e) Issuer's telephone number, including area code

2.  (a) Name of person for whose account the securities are to be sold
    (b) Such person's Social Security or I.R.S. Identification number
    (c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
    (d) Such Person's address, including zip code

3.  (a) Title of the class of Securities to be sold
    (b) Name and address of each broker through whom the securities are intended to be sold
    (c) Number of shares or other units to be sold (If debt securities, give the aggregate face amount)
    (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
    (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown
        by the most recent report or statement published by the issuer
    (f) Approximate date on which the securities are to be sold
    (g) Name of each securities exchange, if any, on which the securities are intended to be sold
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                                                    TABLE I - SECURITIES TO BE SOLD
                    Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

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
      Title of       Date You    Nature of Acquisition Transaction         Name of person from whom Acquired
      The class      Acquired                                              (if gift, also give date donor
                                                                            acquired)
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  Series A           9/23/1996   Purchase                                   Pediatric Ventures, Inc.
  Preferred shares

  Series B           923/1996    Purchase
  Preferred



Amount of                     Date of           Nature of
Securities acquired           Payment           payment
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100,000(1)                    9/23/96           Cash


25,000 0 (footnote 1)         9/23/96           Cash




INSTRUCTIONS: If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.
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                                          TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

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
 Name and address of seller            Title of Securities Sold         Date Of Sale      Amount of Securities Sold   Gross Proceeds
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                                                                                           Zero
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REMARKS:
(1) On 9/23/1996, Needham Emerging Growth Partners, LP purchased 100,000 Series A Preferred shares of Pediatric Ventures, Inc. and
25,000 shares of Series B Preferred of Pediatric Ventures, Inc. Pediatric Ventures, Inc. became integrated with Physician
Solutions, Inc. in 2003 and merged with Surgicare, Inc. in October 2004, in which the Series A and Series B Preferred shares were converted in Class A Common stock. The company changed its name to Orion Healthcorp, Inc. in December 2004.


INSTRUCTIONS:
See the definition of "person" in Paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to the aggregated with sales for the account of the person filing

ATTENTION:
The person for whose account the securities to which the notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.





                     4/18/2006
_________________________________________________________                    __________________________________________
                   DATE OF NOTICE                                                            (SIGNATURE)



The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed Any copies not manually signed shall bear typed or printed signatures

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      ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations ( See 18 U.S.C. 1001).
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SK 22312 0001 662549